March 16, 2012

Attn:  Stephen G. Krikorian, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

RE:  FILE No. 000-11559

Key Tronic Corporation

Form 10-K for Fiscal Year ended July 2, 2011

Dear Mr. Krikorian:

This provides Key Tronic Corporation’s responses to the comments received by facsimile on March 2, 2012 from the staff of the Securities and Exchange Commission (“Staff”) regarding the above referenced filing. We understand that the purpose of the Staff’s review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Key Tronic Corporation (the Company) strives to provide its investors with accurate and adequate disclosure that provides a transparent discussion of its financial performance, key aspects of its business, and known or expected trends. We believe that the Staff’s comments and observations will assist us in furthering our efforts.

We have included in the attachment to this cover letter the Staff’s comment prior to each of the Company’s responses.

We have attempted to provide clear and complete responses and resolutions/approaches to each of your comments.

In addition we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission

March 16, 2012

Page Two

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any additional questions, comments, or clarification requests. Please feel free to call me at 509-927-5295.

Sincerely,

/S/ RONALD F. KLAWITTER

Ronald F. Klawitter

Executive Vice President of Administration,

Chief Financial Officer and Treasurer

Form 10-K for the Fiscal Year Ended July 2, 2011

Business, page 3

1.	We noted that during fiscal year 2011, three of your customers each accounted for 15% or more of your total net sales. Please tell us whether you have material contracts with these customers. If so, describe the material terms in your response and confirm that you will provide such disclosure in the subsequent filings, as appropriate. Additionally, to the extent you have material contracts with these customers, please file them as exhibits pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K or Provide us with your analysis as to why the agreements are not required to be filed.

RESPONSE: While the overall relationships with our top customers are important to the Company, all of the agreements with these companies are considered to be contracts in the ordinary course of business conducted by the Company. In addition, the Company does not believe that it is “substantially dependent” on any individual contract or agreement with any of these customers within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

The contractual arrangements entered into with these customers are represented by master agreements which include certain terms and conditions of the Company’s relationship with the customers. These agreements do not commit our customers to any specific type or volume of purchases. Moreover, these terms can be and historically have been amended in appropriate circumstances. Thus, until these customers submit a purchase order to the Company, there is no guarantee of any revenue to the Company. Rather than depending on these contracts for revenue, we accept purchase orders from these customers which determine volume of product purchases and delivery requirements.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, a contract related to the ordinary course of business need not be filed unless, under subsection (B), it is a “contract upon which the registrant’s business is substantially dependent.” We do not believe that the purchase orders or any current agreement we have with any customer are required to be filed as exhibits to the Company’s Filings because they are ordinary course agreements upon which the Company’s business is not substantially dependent. Accordingly, we have not filed any agreements with our customers as exhibits to our Form 10-K.

Research, Development, and Engineering, page 5

2.	Please refer to the second paragraph in this section. We noted that “you focused most of [y]our RD&E efforts on current customer EMS programs” and that the manufacture and design must meet customer specifications (page 11). We further note that “program materials” are a component of RD&E costs (page 19). Please describe the RD&E activities most focused on, including what percentage of RD&E costs are related to specific EMS programs. In this regard, it is our understanding that each EMS program represents an individual project for an individual client. Also, tell us how you have considered whether any portion of you RD&E costs may represent cost of sales.

RESPONSE: The Company’s RD&E expenses consist primarily of certain salaries and associated fringe benefits of the Company’s engineering staff assigned and those supporting the development of manufacturing processes used by the Company. Program materials in RD&E mentioned on page 19 of the Fiscal Year 2011 Form 10-K are supplies and materials directly related to the above RD&E services.

The predominant activities of RD&E are to (1) improve the manufacturability of existing or potential customer programs, (2) explore new manufacturing processes to improve product performance or manufacturing efficiencies and (3) specific projects requests from our customers that are reimbursed. The first two categories of activities are recorded within RD&E expenses. These efficiencies or enhanced processes are not customer specific, can be used on multiple programs and are owned by the Company. All other expenses including supplies and material relating to reimbursed activities flow through costs of sales. It is also important to note that the Company has numerous other engineering departments related to product, mechanical, plastic and printed circuit board assembly that support manufacturing and production that are included in cost of sales.

General

Risk Factors, page 7

3.	Your risk factor subheadings are too vague and generic to adequately describe the related risk or uncertainty described in the text that follows. For example, you use such subheading as “Competition,” “Economic Conditions,” “Manufacturing Process” and the like. Please confirm that in subsequent filings you will revise your risk factor subheadings so they succinctly describe the related risk or uncertainty. See Item 503(c) of Regulation S-K. For further guidance, refer to Staff Legal Bulletin No. 7A “Plain English Disclosure,” available on our website.

RESPONSE: In future filings, the Company will include a description of the potential effect that the related risk may have on the Company in each of the risk factor subheadings so that they succinctly describe the related risk or uncertainty.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Capital Resources and Liquidity, page 23

4.	We note your disclosure on page 10 that “certain foreign jurisdictions restrict the amount of cash that can be transferred to the U.S. or impose taxes and penalties on such transfers of cash.” Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact, if material, that the repatriation would have on the company’s results of operations and financial condition. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-8350.

RESPONSE: The Company has considered disclosing the amount of cash held by its foreign subsidiaries that is not available to fund domestic operations. The Company has specifically considered the provisions of Item 303(a) (1) of Regulation S-K and the guidance contained in Section IV of SEC Release No. 33-8350. At July 2, 2011, the Company had approximately $1.2 million of cash and cash equivalents (“cash”) held in foreign subsidiaries which the Company intends to use for required working capital at its foreign operations. Accordingly, these undistributed earnings are not considered a main source of liquidity for funding the Company’s operations in the United States.

The majority of the Company’s sales to end customers flows through its U.S. operations and generally provides sufficient liquidity through the Company’s U.S. earnings. In addition, the Company has the ability to access funds through the utilization of its $30.0 million revolving credit facility that expires on October 15, 2016. If at a future date, the Company needs or chooses to repatriate a significant amount of funds to the U.S. from its foreign operations, the income tax consequences of repatriation would be one of several factors that would impact the Company’s decision-making process. The Company has disclosed its U.S. deferred tax liabilities for foreign earnings which we expect will be repatriated in the future.

Accordingly, at this time, we do not believe the cash held by our foreign subsidiaries is necessary for the Company’s current liquidity needs in the U.S. and thus no additional disclosure would be necessary. If our liquidity needs change we would make the appropriate disclosures at that time.

Part III

Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed September 19, 2011)

Narrative Disclosure of Summary Compensation Table, page 10

5.	We note that there were material increases in base salary of up to nearly 20% in fiscal 2011 as compared to fiscal 2010. You state, however, that the base salary paid for each of your named executive officers is within a range that targets “median market salary.” Please explain how the increases were determined for each named executive officer. In your response, please specifically describe the market used for this purpose – including the names of any companies included in your market analysis and the basis on which such companies were chosen. In addition, identify the median market salary and tell us where the base salaries paid to your executive officers fell in relation to the median. See Item 402(o) of Regulation S-K. Please confirm that you will include disclosure to this effect in future filings, as appropriate.

RESPONSE: Base salary market data for the three named executive officer positions was derived by averaging base salary data for comparable positions from the following 2009 surveys: Economic Research Institute Executive Assessor, Watson Wyatt Top Management, Milliman Executive Compensation Report, Aon Executive Compensation Report and Mercer Executive Compensation. In addition, the Board considered the compensation of executives at a group of peer group companies consisting of CTS Corporation, LaBarge Inc., Plexus Corporation, Sigma Tron International Inc., SMTC Corporation, Sparton Corporation and Sypris Solutions Inc. Three year’s worth of data extracted from these peers’ proxy statements aged to a common point in time in 2009 were reviewed. The peer group companies were selected based on similar line of business, stage and size as measured by factors such as revenue, net income, market cap and number of employees. In FY 2010 and FY 2011 the Company’s compensation consultant, Milliman, Inc., advised the Company that the market surveys and the peer companies’ base salary data had moved up in each of those years by 3% to 4%. The average median base salary in 2009 of the market surveys was $436,841 for the CEO position, $257,411 for the CFO position and $202,989 for the top manufacturing officer position. The median base salary of the peer group in 2009 was $561,734 for the CEO position, $286,963 for the CFO position and $291,526 for the top manufacturing officer position.

Fiscal year 2011 base salaries of the Company’s CEO and top manufacturing officer are both below the market survey median and the peer group’s medians (after adjusting the 2009 market survey average median and peer group median base salaries by 3% in 2010 and 2011). The CFO is below the peer group median base salary and above the market surveys average median base salary after similar adjustments. Salary increases in fiscal 2011 for each of the named executive officers were determined based upon experience, knowledge and individual contribution in addition to market survey and peer group data.

The Company will include disclosure to the above effect in future filings as appropriate.

Exhibits 31.1 and 31.2

6.	We note that when identifying the individual at the beginning of the certification, the title of the certifying individual is included. Please confirm that in future filings the certifying individual will be identified by name only.

RESPONSE : The Company confirms that in future filings the certifying individual will be identified by name only in Exhibits 31.1 and 31.2.

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